Qiansui International Group Co. Ltd.

7th Floor, Naiten Building, No. 1 Six Li Oiao,

Fentai District Beijing, China

100161

May 23, 2022

Securities and Exchange Commission

Division of Corporate Finance

Washington DC 20549

Re:	Comment Letter from Staff of Securities and Exchange Commission Dated May 105, 2021 Qiansui International Group Co. Ltd. (“Company”)

To Whom It May Concern:

This letter is responsive to the above referenced Comment Letter and incorporate or otherwise amends our prior responses in our May 5, 2022 response letter to your office.

Again, the Company will include in its next filing with the Securities Exchange Commission (Annual Report on Form 10-K for Fiscal Year Ended December 31, 2021) the following disclosures;

1. Your Comment # 1. Our disclosure in Item 1 Business of the 10-K will state the following:

If we determine to issue securities to foreign investors in the future, we intend to comply with all regulatory requirements imposed by the PRC government. As of the date of this filing, based upon an opinion for our PRC counsel, Shanxi Songyue Law Firm, Tayuan City, China, we are not (1) required to obtain permissions from any PRC authorities to operate or issue our shares to foreign investors and (2) subject to permission requirements from the CSRC, CAC nor any other entity that is required to approve of our PRC subsidiaries’ operations. As of the date of this filing, we have not received, nor were we denied, such permissions by any PRC authorities.

If our determination that we are not subject to these regulatory requirements is incorrect or such requirements adversely change, foreign investors may be required to divest themselves of their investment and we may face sanctions, fines, or penalties from the PRC government and we may be required to divest our PRC operations. change certain aspects of our business to ensure compliance, which could decrease demand for our products, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected as well as materially decrease the value of our ordinary shares.

Moreover, as stated above, if we determine to enter into a merger or combination transaction with a PRC company, we will avoid a business which requires a VIE structure under PRC regulations. As stated above, this type of VIE structure typically entails contractual agreements between the acquiring company (ie the Company) (or its subsidiary) and the PRC operating entity, however, at no time is the PRC operating company a subsidiary of the acquiring company.

Company comment: Please note that the 10-K will file as an exhibit to the Form 10-K  a consent regarding the statements from our PRC law firm.

2. Your comment #2. Our disclosure in Item 1 Business of the 10-K will prominently state the following:

Our principal executive offices are located in China, a majority of your executive officers and/or directors are located in or have significant ties to China and that we will not restrict potential target companies to any specific business or industry (other than as described above) or geographical location and, thus, may acquire a company that may be based in China or Hong Kong.

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Part 1 also will state:

Investors should be aware that legal and operational risks exist if the Company were to acquire a PRC or Hong Kong subsidiary. Depending on the nature of the business acquired, the PRC government may exert a significant amount of control and/or regulation on the PRC operating entity. This regulation and/or control could result in a material change our company’s post-combination operations and the value of common stock held by investors. It also could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Furthermore, it could cause the value of such securities to significantly decline or be worthless.  Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. We do not believe that we will be directly subject to these regulatory actions or statements, as we will not create a VIE structure post merger transaction, and any operating business acquired or developed will not involve the collection of user data, implicate cybersecurity, or involve any other type of restricted industry. Nonetheless, any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to government review could significantly limit or completely hinder our ability to offer or continue to offer securities to foreign investors and list on a US or foreign exchange and also could cause the value of such securities to significantly decline or be worthless. Because these statements and regulatory actions are new, however, it is highly uncertain how soon legislative or administrative regulation making bodies in China will respond to them, or what existing or new laws or regulations will be modified or promulgated, if any, or the potential impact such modified or new laws and regulations will have on our daily business operations or our ability to accept foreign investments and list on an U.S. exchange.  Please see “Risk Factors.”

If further information is required with respect to this matter, please contact our attorney, Daniel H. Luciano. His telephone number is 908-832-5546 and email is dhl@dhlucianolaw.com.

Sincerely,

/s/ Yu Yang

Yu Yang

President

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